

November 26, 2019

Keith Regnante
Chief Financial Officer
Wave Life Sciences Ltd.
7 Straits View #12-00
Marina One East Tower
Singapore 018936

> **Re: Wave Life Sciences Ltd.**
> **Form 10-K for fiscal year ended December 31, 2018**
> **Filed March 1, 2019**
> **File No. 001-37627**

Dear Mr. Regnante:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2018

Notes to Consolidated Financial Statements
Note 5, Collaboration Agreements, page F-15

1. Please provide us the following terms governing the Takeda collaboration, as well as your consideration of providing additional disclosure pursuant to ASC 606-10-50.
   - Quantify the amount allocated to each performance obligation.
   - Describe and quantify the methods and assumptions used to determine standalone selling price for each collaboration.
   - Provide a range of milestone and other payment obligations to be received by stage (e.g. development, regulatory and commercialization). Also, tell us your consideration of disclosing individually material milestones.
   - It appears that the amount paid by Takeda for the purchase of 1,096,892 shares included a premium over the fair value of your stock on the date of purchase. Clarify

how you accounted for the premium.

2.   Please provide us the following information regarding licenses that you received under your collaboration agreements with Pfizer and Takeda and your consideration of providing additional disclosure under ASC 606.

- Provide a range of future milestone obligations by stage that you may be required to pay to Pfizer and Takeda (e.g. development, regulatory and commercialization).
- Tell us your consideration of including disclosure relating to your obligations on page 95 under the Contractual Obligation Table.
- Provide a description and quantification of other possible future obligations that you may be required to pay under these two collaboration agreements.
- Explain your basis for excluding discussion of governance by a joint steering committee, as described in the Takeda collaboration agreement. Also, tell us your consideration of including your obligations under the joint steering committee as a separate performance obligation.

3.   You state on page F-18 that at December 31, 2018, deferred revenue under the Takeda agreement was $160.4 million, of which $94.1 million was included in current liabilities. At September 30, 2019, deferred revenue under this agreement was $152.8 million, of which $93.6 million was included in current liabilities, while revenue recognized for the nine months ended September 30, 2019 was $17.2 million. Please demonstrate for us how revenue recognized was consistent with the expected research term governing each performance obligation, including how associated incurred FTE hours compared to total expected FTE hours. Also, provide us additional information for each collaboration that will facilitate an understanding of the nature, timing and uncertainty of revenue recognized to date and to be recognized in future periods.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences